Exhibit 1.01

Conflict Minerals Report 2025

Overview of Karooooo’s Commitment to Responsible Sourcing

As an ethical, accountable and transparent organization, Karooooo supports the responsible sourcing of minerals as outlined in the US Securities and Exchange Commission’s Conflict Minerals Rule.

We commit to ensuring that our use of minerals does not directly or indirectly finance conflict or benefit armed groups, contribute to gross human rights violations and abuses and other risks identified in the OECD Due Diligence Guidance for Responsible Supply Chains from Conflict-Affected and High-Risk Areas, including those located in the Democratic Republic of the Congo or an adjoining country.

Even though our ability to influence the manufacturing of materials, parts, ingredients or components of electronic equipment in our supply chain is limited, we expect our suppliers to take reasonable steps to ensure conflict minerals are not used in the production of the materials and components supplied to Karooooo.

We do not source materials directly from smelters or mines.

Introduction

This Form SD - Specialized Disclosure Report (“Form SD”) has been prepared by Karooooo Limited (herein referred to as “Karooooo”, the “Company” “we,” “us,” or “our”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. Karooooo is a leading global provider of an on-the-ground operational IoT SaaS cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to over 2,7 million subscribers, their vehicles and equipment. Karooooo digitally transforms physical operations by simplifying decision making.

We depend on certain key component suppliers and vendors as part of our hardware manufacturing process. We currently purchase module components of our hardware, semiconductors and other passive components from certain third-party suppliers, and we also source other hardware and devices from third-party suppliers that integrate into our device agnostic SaaS platform. In addition, we currently depend principally on certain third-party suppliers to supply and manufacture components of our hardware for our PC boards and to manufacture our GSM, LTE and GNSS components. We do not have contracts or volume commitments in place with these third-party suppliers but instead place purchase orders on a periodic as-needed basis.

Due Diligence

Our due diligence process is based on the framework set out in the OECD Due Diligence Guidance.

OECD Step 1: Establish Strong Company Management Systems

Karooooo has robust internal policies and management systems to ensure our best efforts in the responsible sourcing of minerals.

Karooooo conducts business ethically, honestly, and in compliance with applicable laws and regulations in all countries where we operate. Relevant Karooooo policies are:

●	Code of Ethics policy – provides guidance in relation to behavior that reflects honesty, professionalism, fairness and accountability.

●	Code of Business Conduct policy - provides a standard for what is required of everyone at Karooooo, including suppliers, contractors, consultants, and other business partners, in terms of honesty, respect, confidentiality and compliance when providing goods or services to Karooooo or acting on its behalf.

●	Global Whistleblowing policy - sets out Karooooo’s approach to reports of potential malpractice or impropriety such as fraud and/or corruption within the workplace and to the protection and support of individuals who report potential misconduct.

●	Bribery and Corruption policy – should be read with the Code of Ethics and Code of Business Conduct policies and highlights the responsibilities of employees under both the relevant anti-corruption laws and Karooooo policies, to provide them with the tools and support necessary to identify and combat those actions.

●	Sustainable Procurement Policy – guides management of the selection of suppliers, service providers and commercial partners based on fair and transparent processes that include sustainability criteria, but also the promotion of practices of social and environmental responsibility among suppliers.

Our established Your Voice process and Ethics email link provide mechanisms for reporting any concerns related to allegations of illegal or unethical practices or breaches of Karooooo’s Code of Ethics and policies, including those related to Conflict Minerals. It can be used by employees, customers, contractors, suppliers’ employees or contractors, business partners or any other individual or organization to report concerns, anonymously if they prefer. Information on Your Voice is available on our website.

Board Oversight

The board of directors oversees Karooooo’s governance and internal control systems, strategies, policies, and practices relating to environmental and social matters and monitors the competent and ethical operation of Karooooo by executive management. The Audit and Risk Committee, consisting entirely of independent non- executive directors, is tasked with the oversight and monitoring of significant business risks, including operational and reputational risks.

OECD Step 2: Identify and Assess Risks in the Supply Chain

We implemented a Conflict Minerals Assessment Process to ensure continuous evaluation of all products that are manufactured to determine and document all components that contain 3TG minerals and cobalt and evaluate suppliers accordingly. We review our supply chain to continuously identify and assess risks in our minerals supply chains. We have established a system in which all suppliers are required to confirm their commitment to obtaining all components containing 3TG (tin, tantalum, tungsten and gold) and cobalt from non-conflict sources. This is achieved through the completion of a Conflict Minerals Reporting Template (CMRT) and/or confirmation by way of a Conflict Minerals statement or policy issued by the relevant supplier.

We may terminate our relationship with any supplier that fails to provide information to support our efforts to fulfil our reporting obligations to the relevant authorities.

OECD Step 3: Design and Implement a Strategy to Respond to Identified Risks

Our due diligence program includes conducting supply chain analysis by accessing information gained from publicly available reports and statements and working directly with suppliers to enable the identification and response to risks identified in our supply chain. We review supplier responses to the CMRT and follow up with suppliers to request clarification or more complete responses where necessary. Where any risks are identified, we engage with suppliers and request their commitment to corrective actions to manage these risks. We aim to include Conflict Minerals disclosure requirements as part of our suppliers’ contractual obligations where possible in future.

OECD Step 5: Report Annually on Supply Chain Due Diligence

Karooooo reports annually on its due diligence requirements through its Conflict Minerals Disclosure filed with the U.S. Securities and Exchange Commission and publishes its Conflict Minerals Policy and disclosure on its website. A summary of the due diligence actions undertaken, risk assessment and action/corrective plans (if required) is presented to the board of directors for review and approval prior to filing.

Determination

Based on our due diligence efforts, including the information provided by our suppliers, we determined in good faith that we have no reason to believe that the conflict minerals used in our products may have originated from the Covered Countries, or we reasonably believe that the conflict minerals contained in our products did come from recycled or scrap sources, for the reporting period from January 1 to December 31, 2025.

Continuous Improvement Efforts to Mitigate Risk

We are taking a range of steps to enhance the due diligence process and further mitigate any risk that Conflict Minerals used in our products may be from Covered Countries.

We are aiming to engage with suppliers to:

●	encourage them to put a Conflict Minerals policy in place or improve their existing responsible minerals programme;

●	improve the completeness and quality of information provided, particularly in relation to the identification of Smelters and the Country of Origin of 3TG metals, and in providing CMRT information on Smelters at product level; and

●	seek their commitment to implement further improvements in relation to due diligence processes

Pursuant to Item 1.01(b) of Form SD, based on the results of our reasonable country of origin inquiry and due diligence, we are providing information pursuant to this Form SD and are not required to file a separate Conflict Minerals Report.

Karooooo has posted this Form SD to its website at www.karooooo.com (Governance-Governance Documents). The information contained on or accessed through the website shall not be deemed to be a part of this Form SD.

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